October 26, 2007
VIA EDGAR AND BY HAND DELIVERY
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	K12 Inc. Registration Statement on Form S-1 (File No. 333-144894)
Dear Mr. Spirgel:
     We hereby respond on behalf of K12 Inc. (the “Company”) to comments 10 and 11 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comment dated October 19, 2007 (the “Comment Letter”), to the above referenced Registration Statement. The Company has filed, via EDGAR, this letter (tagged correspondence). The Company is submitting this response in advance of its responses to the other comments in the Comment Letter because it believes it is necessary to reach resolution on these comments prior to filing Amendment No. 4 to its Registration Statement (“Amendment No. 4”) and printing preliminary prospectuses, which the Company plans for as early as possible next week.
     For your convenience, we are sending you a copy of this letter, and will forward a courtesy copy of this letter to our examiners: Joseph Cascarano, Robert Littlepage, John Harrington and Kathleen Krebs.
     The Company has the following responses to comments 10 and 11 in the Comment Letter. For your convenience, each response corresponds to the comment that immediately precedes it, each of which has been reproduced from the Comment Letter in the order presented.

October 26, 2007

10.	We note your response to prior comment 73. We note that you applied a valuation discount to account for the probability of completing a public offering in your application of the PWERM approach. With respect to each of your option grants, disclose the percentage amount of this discount and explain to readers your basis for using it.
Response:
     Set forth below is a chart summarizing the percentage amount of valuation discount applied to account for the probability of completing a public offering in our application of the PWERM approach and the basis for using this discount:

	Valuation Discount
	Relating to
Option Grant Date	Probability of IPO	Basis for Amount of Discount

February 1, 2007	70.8%
Likelihood of completing an IPO significantly below 50%, as IPO was one of several possibilities the Company was considering and Company had not yet affirmatively decided to pursue an IPO, while value of shares in the absence of an IPO was significantly lower than the value of shares if completion of an IPO were assured

February 27, 2007	62.6%
Likelihood of completing an IPO remained significantly below 50%, as probability of IPO increased in relation to other possibilities the Company was considering although the Company had not yet affirmatively decided to pursue an IPO

May 17, 2007	47.1%	Likelihood of IPO increased significantly from February (in excess of 50%) as Company had affirmatively determined to pursue IPO and some progress had been made in preparing for a potential IPO

July 3, 2007	39.1%	Likelihood of completing an IPO increased significantly from May, as majority of work in preparing for initial filing of registration statement had been completed

July 12, 2007	39.1%	Likelihood of completing an IPO increased significantly from May, as majority of work in preparing for initial filing of registration statement had been completed
     We note that, in each case, even ignoring the discounts set forth above, the exercise prices of all of the referenced options were set above the fair value of the Company’s common stock.
     We advise the Staff that the Company will amend its disclosure in Amendment No. 4 to include the requested information.
11.	We will defer our final evaluation of this issue until you provide a reconciliation between the fair value of the common stock as of the date of each grant for the options during the one year period preceding the most recent balance sheet date and through the date of your response and the estimated IPO price of the common stock of K-12, Inc.
Response:
     The Company anticipates that the offering range will be determined in the next several days and will be included in Amendment No. 4. For the purpose of responding to comment 11, however, the underwriters have confidentially advised the Company that, based on current market conditions, they presently expect the estimated offering range to be between $3.00 and $3.50 per share prior to giving effect to a reverse stock split that the Company expects to implement prior to closing the offering.
     Set forth below is a chart reflecting the date of each option grant during the period from October 1, 2006 (note in this regard that Amendment No. 4 will include interim

October 26, 2007

financial statements as of and for the period ended September 30, 2007) through the date of this letter and the fair value of the Company’s common stock as of each such date:

Fair Value of Common Stock
Option Grant Date	on Grant Date
February 1, 2007	$0.83
February 27, 2007	$1.08
May 17, 2007	$1.58
July 3, 2007	$1.82
July 12, 2007	$1.82
     We acknowledge the provisions of Rules 460 and 461 regarding requesting acceleration of the Registration Statement and will allow adequate time after the filing of any amendment to the Registration Statement for further review before submitting a request for acceleration.
     Once you have had time to review our responses to comments 10 and 11, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please call me at (202) 637-2275.

Sincerely, William P. O’Neill of LATHAM & WATKINS LLP

cc (via fax):	Ronald J. Packard Howard D. Polsky Richard D. Truesdell, Jr. Blaise F. Brennan